Exhibit (a)(10)

TERM SHEET

The below terms set forth the material terms of the parties’ agreement to settle the action captioned Gravener v. SoundBite Communications, Inc., et al., Civil Action No. 13-2273 (the “Action”), which arises from the transaction between SoundBite Communications, Inc. (“SoundBite”) and Genesys Telecommunications Laboratories, Inc. (“Genesys”) (the “Transaction”), pending execution of a more formal stipulation and agreement of settlement (the “Stipulation”). The parties intend this Term Sheet to be a binding agreement.

1.	By 9 a.m. Eastern Standard Time on Tuesday, June 25, 2013, after the parties enter into this Term Sheet, SoundBite will submit to the SEC via EDGAR an amendment to the Schedule 14D-9 Recommendation Statement containing the disclosures listed on Exhibit A hereto (the “Disclosures”), which address Plaintiff’s disclosure claims.

2.	Without admitting any wrongdoing, Defendants acknowledge that the filing and prosecution of the Action and discussions with Plaintiff’s counsel caused the Disclosures. Plaintiff’s counsel have proposed, reviewed, commented on, and approved the Disclosures.

3.	Plaintiff, on behalf of the putative class, agrees to provide customary released parties, including, but not limited to, Defendants, their affiliates, and their financial advisors, a customary full release of all claims that were asserted or that could have been asserted by SoundBite shareholders in connection with the allegations and events described in the putative class action complaint filed on or about June 17, 2013 in the Action, and Defendants agree to provide Plaintiff and the putative class, SoundBite’s shareholders, and their counsel a customary full release of all claims arising out of the institution, prosecution and settlement of the Action (the “Settlement”).

4.	The Settlement is subject to the approval of the Superior Court, Department of the Trial Court of the Commonwealth of Massachusetts, County of Middlesex (the “Court”) and is not effective until Court approval becomes final and non-appealable.

5.	Defendants assume the cost of, and administrative responsibility for, issuing notice of the Settlement to SoundBite’s shareholders, regardless of whether the Settlement is approved by the Court. The parties agree to discuss in good faith the appropriate form of notice to be issued.

6.	The parties have had no discussion regarding attorneys’ fees and have agreed to defer any discussions regarding Plaintiff’s application for a fee and expense award until after the execution of this Term Sheet. Subsequent to the execution of this Term Sheet and the filing of the disclosures contemplated by Paragraph 1 hereof, the parties will attempt in good faith to agree promptly on a fee amount to be paid to Plaintiff’s counsel. If the parties reach an agreement on a fee amount, Defendants shall not oppose a fee application up to that agreed-upon amount. If such an agreement is not reached, Defendants reserve their rights to contest and oppose the fee application. The parties also agree that SoundBite, SoundBite’s insurers, and/or SoundBite’s successor in interest, shall be solely responsible for any fee and expense award ordered by the Court.

7.	Plaintiff’s counsel believe, subject to Confirmatory Discovery (defined below), that a Settlement of the Action on the terms reflected in this Term Sheet is fair, reasonable, adequate, and in the best interests of Plaintiff and the putative class.

8.	Defendants have not admitted the validity of any allegations made in the Action, or any liability with respect thereto, and have concluded that it is desirable that the claims against them be settled and dismissed on the terms reflected in this Term Sheet.

9.	Immediately following execution of this Term Sheet, the parties shall jointly request that the Court stay this Action with the exception of the parties completing confirmatory discovery as reasonably necessary to confirm the fairness, reasonableness and adequacy of the Settlement, which shall include additional document production from SoundBite, and depositions of the person most knowledgeable of the Transaction from SoundBite and from its financial advisor. The parties agree to use their good faith efforts to agree upon the proper scope of document production. The parties also agree to use their good faith efforts to complete confirmatory discovery within 90 days and complete the stipulation of settlement and submit the preliminary approval papers to the Court within 30 days thereafter. The requested stay shall remain in effect pending submission of anticipated Settlement approval papers and through conclusion of the Settlement process. Plaintiff and his counsel shall take no action to prosecute this or any other action concerning the Transaction with the exception of confirmatory discovery. The foregoing shall not prevent any party from enforcing the terms of this Term Sheet.

10.	If any action is later filed in state or federal court asserting claims that are related to the subject matter of the Action or the Transaction prior to final Court approval of the proposed Settlement, Plaintiff shall cooperate with Defendants in obtaining the stay, dismissal or withdrawal of such related litigation, including, where appropriate, joining in any motion to dismiss such litigation.

11.	Upon Plaintiff’s completion of confirmatory discovery, and provided that Plaintiff continues to believe that the Settlement is fair, reasonable, and adequate, the parties shall execute a stipulation of settlement.

12.	This Term Sheet may be executed in counterparts, including by signature transmitted by facsimile or email. Each counterpart when so executed shall be deemed to be an original, and all such counterparts together shall constitute the same instrument. This Term Sheet shall be deemed to have been executed on the date set forth below.

Dated: June 24, 2013

BRODSKY & SMITH, LLC
OF COUNSEL:	By:	/s/ Evan J. Smith

David A.P. Brower

Brian C. Kerr

BROWER PIVEN

475 Park Avenue South, 33rd Floor

New York, NY 10016

Telephone: (212) 501-9000

Facsimile: (212) 501-0300

OF COUNSEL:

Jason M. Leviton (BBO # 678331)

Scott A. Mays (BBO # 663396)

Leigh E. O’Neil (BBO # 681459)

BLOCK & LEVITON LLP

155 Federal Street, Suite 1303

Boston, MA 02110

Telephone: (617) 398-5600

Facsimile: (617) 507-6020

Evan J. Smith Marc L. Ackerman Two Bala Plaza, Suite 602 Bala Cynwyd, PA 19004 Telephone: (610) 667-6200 Attorneys for Plaintiff
K&L GATES LLP
OF COUNSEL:	By:	/s/ Peter N. Flocos
John C. Blessington (BBO # 549754) K&L GATES LLP State Street Financial Center One Lincoln Street Boston, MA 02111-2950 Telephone: (617) 261-3100 Facsimile: (617) 261-3175

Peter N. Flocos

599 Lexington Avenue

New York, NY 10022-6030

Telephone: (212) 536-4025

Facsimile: (212) 536-3901

Attorneys for Defendants SoundBite Communications, Inc., Eileen M. Rudden, Vernon F. Lobo, Rodger Weismann, Jill D. Smith, William J. Geary, Justin J. Perreault, and James A. Milton

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
OF COUNSEL:	By:	/s/ David B. Hennes
Matthew C. Baltay (BBO # 638722) FOLEY HOAG LLP Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 Telephone: (617) 832-1262 Facsimile: (617) 832-7000

David B. Hennes

Michael A. Kleinman

One New York Plaza

New York, NY 10004

Telephone: (212) 859-8000

Facsimile: (212) 859-4000

Attorneys for Defendants Genesys Telecommunications Laboratories, Inc. and Sonar Merger Sub Inc.